FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of August 2003.

Total number of pages: 33.

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

 1. Press release of August 28, 2003, regarding Interim Financial Statements Results for the three months ended June 30 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2003
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2003

(FROM APRIL 1, 2003 TO JUNE 30, 2003)

CONSOLIDATED

Released on August 28, 2003

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2003 (U.S. GAAP, unaudited)

   CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended June 30,

	2002	2003	2003
Net sales	¥58,819	¥55,930	$466,861
Operating income	4,737	5,161	43,080
Income before provision for income taxes	1,426	5,395	45,033
Net income	1,377	4,581	38,239

Per share data
Net income
－Basic	¥21.67	¥72.05	$0.60
－Diluted	¥20.73	¥69.86	$0.58

   CONSOLIDATED BALANCE SHEETS

	2003		June 30, 2003
	March 31	June 30
Current assets	¥121,313	¥121,764	$1,016,394
Investments	34,375	35,951	300,092
Property, plant, equipment and others	102,244	100,676	840,397
Total assets	257,932	258,391	2,156,853

Current liabilities	133,175	131,116	1,094,457
Long-term liabilities	27,092	24,935	208,139
Minority interest in consolidated subsidiaries	9,108	9,277	77,437
Shareholders’ equity	88,557	93,063	776,820
Total liabilities and shareholders’ equity	¥257,932	¥258,391	$2,156,853

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2003 Compared to Three Months Ended June 30, 2002

Net Sales

Our net sales decreased ¥2,889 million, or 4.9%, from ¥58,819 million for the three months ended June 30, 2002 to ¥55,930 million for the three months ended June 30, 2003. This was primarily due to a significant decrease in net sales of brushless DC fans and mid-size motors. The gross profit ratio increased from 19.3% for the three months ended June 30, 2002 to 22.2 % for the three months ended June 30, 2003.

Net sales of our hard disk drive spindle motors decreased ¥410 million, or 1.7%, from ¥24,154 million for the three months ended June 30, 2002 to ¥23,744 million for the three months ended June 30, 2003. The decrease was primarily due to the appreciation of the yen and the drop in unit prices despite an increase in unit shipments. Net sales of hard disk drive spindle motors accounted for 41.1% of total net sales for the three months ended June 30, 2002 and 42.5 % for the three months ended June 30, 2003. In addition, net sales of fluid dynamic bearing motors accounted for 47.2% for the three months ended June 30, 2002 to 71.1 % for the three months ended June 30, 2003 of total net sales of hard disk drive spindle motors for the three months ended June 30, 2003.

Net sales of other small precision brushless DC motors increased ¥78 million, or 1.2%, from ¥6,243 million for the three months ended June 30, 2002 to ¥6,321 million for the three months ended June 30, 2003. This increase resulted from the growth of sales of brushless DC motors mainly used for DVD drives, CD-R drives and CD-R/W drives. Net sales of other small precision brushless DC motors accounted for 10.6% of total net sales for the three months ended June 30, 2002 and11.3 % for the three months ended June 30, 2003.

Net sales of brushless DC fans decreased ¥2,215 million, or 26.8%, from ¥8,258 million for the three months ended June 30, 2002 to ¥6,043 million for the three months ended June 30, 2003. The significant decrease was primarily due to a continued plunge in demand for game machines and MPU cooling units. The slowdown in demand has been lingering since the latter half of the previous fiscal year. The sluggish demand and increasingly fierce market competition had bought down the selling prices. Net sales of brushless DC fans accounted for 14.0% of total net sales for the three months ended June 30, 2002 and 10.8 % for the three months ended June 30, 2003.

Net sales of mid-size motors decreased ¥1,031 million, or 10.3%, from ¥10,002 million for the three months ended June 30, 2002 to ¥8,971 million for the three months ended June 30, 2003. This was primarily due to a change in the manner motors for automobiles are sold despite an increase in shipments: an increased number of mid-size motors for hydraulic power steering systems are being sold singularly rather than in combination with electronic control units. Demand for products used in home electric appliances and industrial equipment was leveled off. Net sales of mid-size motors accounted for 17.0% of total net sales for the three months ended June 30, 2002 and16.0 % for the three months ended June 30, 2003.

Net sales of machinery increased ¥592 million, or 11.3%, from ¥5,248 million for the three months ended June 30, 2002 to ¥5,840 million for the three months ended June 30, 2003. This increase was primarily due to the growth in unit shipments of industrial equipments by Nidec-Kyori Corporation and gear reducers by Nidec-Shimpo Corporation, as well as to augmented group-wide sales activities. However, overall demand levels remained low due to the continuously sluggish market in capital investments. Net sales of machinery accounted for 8.9% of total net sales for the three months ended June 30, 2002 and 10.4% for the three months ended June 30, 2003.

Net sales of other products increased ¥125 million, or 2.9%, from ¥4,264 million for the three months ended June 30, 2002 to ¥4,389 million for the three months ended June 30, 2003. The sales of automobile components produced by Nidec Tosok Corporation were relatively stable despite a decline in sales of pivot assemblies produced by Nidec Singapore Pte. Ltd. Net sales of other products accounted for 7.2% of total net sales for the three months ended June 30, 2002 and 7.8% for the three months ended June 30, 2003.

Cost of Products Sold

Our cost of products sold decreased 8.3 % from ¥47,486 million for the three months ended June 30, 2002 to ¥43,529 million for the three months ended June 30, 2003. The decrease was mainly due to the decrease in sales. As a percentage of net sales, cost of sales decreased from 80.7% for the three months ended June 30, 2002 to 77.8 % for the three months ended June 30, 2003. This decrease was primarily due to an increase in efficiencies of scale realized by the increased mass production of fluid dynamic bearing motors and lower costs of production by a successful production shift to overseas countries.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 0.8 % from ¥4,870 million for the three months ended June 30, 2002 to ¥4,907 million for the three months ended June 30, 2003. As a percentage of net sales, selling, general and administrative expenses remained relatively stable, moving from 8.3% for the three months ended June 30, 2002 to 8.8 % for the three months ended June 30, 2003.

Research and Development Expenses

Our research and development expenses increased 35.2% from ¥1,726 million for the three months ended June 30, 2002 to ¥2,333 million for the three months ended June 30, 2003. This increase was due to an increase in our research and development efforts with respect to fluid dynamic bearing technology and mid-size motors for automobile steering systems.

Operating Income

As a result of the foregoing factors, our operating income increased 9.0 % from ¥4,737 million for the three months ended June 30, 2002 to ¥5,161million for the three months ended June 30, 2003. As a percentage of net sales, operating income increased from 8.1% for the three months ended June 30, 2002 to 9.2 % for the three months ended June 30, 2003.

Other Income (Expenses)

We incurred other expenses in the amount of ¥3,331 million for the three months ended June 30, 2002 while we had other income in the amount of ¥234 million for the three months ended June 30, 2003.

Interest and dividend income decreased from ¥131 million for the three months ended June 30, 2002 to ¥68 million for the three months ended June 30, 2003. This was mainly due to the decreased average balance of our foreign currency deposits and lower interest rates. Interest expenses also decreased from ¥267 million for the three months ended June 30, 2002 to ¥203 million for the three months ended June 30, 2003. This was mainly due to the decreased average balance of our long-term debt during the period.

For the three months ended June 30, 2003, we recorded a net foreign exchange gain in the amount of ¥51 million due to a relatively stable foreign exchange rate.

For the three months ended June 30, 2002, we recorded a net foreign exchange loss in the amount of ¥3,434 million, of which ¥2,402 million was recorded at Nidec and ¥350 million was recorded at Nidec Philippines Corporation. The loss at Nidec was principally due to the appreciation of the yen against the U.S. dollar as this eroded the yen value of its net U.S. dollar denominated assets. The loss at Nidec Philippines Corporation was principally due to the strengthening of the yen against the Philippine peso as Nidec Philippines Corporation had a net yen-denominated monetary liability position.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes increased 278.3 % from ¥1,426 million for the three months ended June 30, 2002 to ¥5,395 million for the three months ended June 30, 2003.

Provision for Income Taxes

The provision for income taxes increased 382.3% from ¥226 million for the three months ended June 30, 2002 to ¥1,090 million for the three months ended June 30, 2003. Our estimated effective income tax rate increased from 15.9% for the three months ended June 30, 2002 to 20.2 % for the three months ended June 30, 2003 mainly due to a decrease in tax benefit of foreign subsidiaries.

The tax benefits were derived from foreign subsidiaries in the form of tax-exempt income and income derived from lower tax jurisdictions. The decrease was mainly due to decrease of tax benefit in foreign subsidiaries. The tax on undistributed earnings decreased due mainly to lower estimates for dividends received from foreign subsidiaries. Other decreased due mainly to increases in tax allocations on elimination of unrealized profits.

Minority Interest in Income of Consolidated Subsidiaries

For the three months ended June 30, 2003, minority interest in income of our consolidated subsidiaries was ¥304 million as compared to ¥37 million for the three months ended June 30, 2002.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net income of our affiliated companies, Nidec Copal Corporation and Nidec Copal Electronics Corporation, in the amount of ¥580 million for the three months ended June 30, 2003 and in the amount of ¥214 million for the three months ended June 30, 2002.

Net Income

As a result of the foregoing, our net income increased from ¥1,377 million for the three months ended June 30, 2002 to ¥4,581 million for the three months ended June 30, 2003.

 Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we have nine reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, and the others are eight of Nidec’s consolidated subsidiaries: Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation and Nidec Tosok Corporation apply Japanese GAAP, Nidec Singapore Corporation applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec America Corporation applies U.S. GAAP, and Nidec (Dalian) Corporation applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than Nidec America Corporation, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended June 30, 2002 and 2003. The second table shows operating profit or loss by reportable operating segment for the three months ended June 30, 2002 and 2003:

	Three months ended June 30,
	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 15,945	¥ 14,093	$ 117,638
Intrasegments revenues	17,682	13,830	115,442

Sub total	33,627	27,923	233,080
Nidec Singapore
External revenues	13,188	8,544	71,319
Intrasegments revenues	844	1,112	9,282

Sub total	¥ 14,032	¥ 9,656	¥ 80,601

	Three months ended June 30,
	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands)
Nidec Electronics (Thailand)
External revenues	¥ 4,548	¥ 7,178	¥ 59,917
Intrasegments revenues	5,103	4,088	34,124

Sub total	9,651	11,266	94,041
Nidec Philippines
External revenues	1,157	411	3,431
Intrasegments revenues	5,317	4,816	40,200

Sub total	6,474	5,227	43,631
Nidec America
External revenues	2,038	1,046	8,731
Intrasegments revenues	364	344	2,871

Sub total	2,402	1,390	11,602
Nidec Power Motor
External revenues	2,177	2,072	17,295
Intrasegments revenues	22	34	284

Sub total	2,199	2,106	17,579
Nidec (Dalian)
External revenues	3	15	125
Intrasegments revenues	7,963	7,147	59,658

Sub total	7,966	7,162	59,783
Nidec Shibaura
External revenues	4,284	4,338	36,210
Intrasegments revenues	447	575	4,800

Sub total	4,731	4,913	41,010
Nidec Tosok
External revenues	4,418	4,632	38,664
Intrasegments revenues	165	137	1,144

Sub total	4,583	4,769	39,808
All Others
External revenues	10,983	13,460	112,354
Intrasegments revenues	13,879	14,177	118,339

Sub total	24,862	27,637	230,693
Total
External revenues	58,741	55,789	465,684
Intrasegments revenues	51,786	46,260	386,144

Adjustments(*)	78	141	1,177
Intrasegments elimination	(51,786)	(46,260)	(386,144)

Consolidated total (net sales)	¥ 58,819	¥ 55,930	$ 466,861

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Three months ended June 30,

	2002	2003	2003

	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 935	¥ 145	$ 1,210
Nidec Singapore	603	460	3,840
Nidec Electronics (Thailand)	671	1,891	15,785
Nidec Philippines	449	258	2,154
Nidec America	10	22	184
Nidec Power Motor	41	33	275
Nidec (Dalian)	999	584	4,875
Nidec Shibaura	58	241	2,012
Nidec Tosok	55	261	2,179
All Others	1,315	1,389	11,594

Total	5,136	5,284	44,108

Adjustments (*)	(399)	(123)	(1,028)

Consolidated total	¥ 4,737	¥ 5,161	$ 43,080

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation decreased 16.9% from ¥33,627 million for the three months ended June 30, 2002 to ¥27,923 million for the three months ended June 30, 2003. This decrease resulted primarily from decreased sales of hard disk drive spindle motors, automobile DC motors and small precision fan motors. Operating profit decreased 84.5% from ¥935 million for the three months ended June 30, 2002 to ¥145 million for the three months ended June 30, 2003 due mainly to decreased sales of small precision fan motors and increased research and development expenses.

Net sales of Nidec Singapore Corporation decreased 31.2% from ¥14,032 million for the three months ended June 30, 2002 to ¥9,656 million for the three months ended June 30, 2003. This decrease in sales was primarily due to decreased sales of fluid dynamic bearing motors to a few main customers and the delay in production caused by changing products specification ordered by the customers. As a result, operating profit of Nidec Singapore Corporation decreased 23.7% from ¥603 million for the three months ended June 30, 2002 to ¥460 million for the three months ended June 30, 2003.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 16.8% from ¥9,651 million for the three months ended June 30, 2002 to ¥11,266 million for the three months ended June 30, 2003, due to an increase in demand of a few main customers for fluid dynamic bearing motors. Operating profit increased 181.9% from ¥671 million for the three months ended June 30, 2002 to ¥1,891 million for the three months ended June 30, 2003 due mainly to a successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Net sales of Nidec Philippines Corporation decreased 19.2% from ¥6,474 million for the three months ended June 30, 2002 to ¥5,227 million for the three months ended June 30, 2003, due to a delay in shift to fluid dynamic bearing motors. The shift to mass production of fluid dynamic bearing motors has not completed and has not yet contributed to an increase in profits, due to an increase in the factory expenses. As a result, operating profit of Nidec Philippines Corporation decreased 42.5% from ¥449 million for the three months ended June 30, 2002 to ¥258 million for the three months ended June 30, 2003.

Net sales of Nidec America Corporation decreased 42.1% from ¥2,402 million for the three months ended June 30, 2002 to ¥1,390 million for the three months ended June 30, 2003, due to a decrease in sales of fan motors used in microprocessor cooling units. The operating profit of Nidec America Corporation increased 120.0% from ¥10 million for the three months ended June 30, 2002 to ¥22 million for the three months ended June 30, 2003. This was mainly due to the withdrawal from unprofitable power supply business.

Net sales of Nidec Power Motor Corporation decreased 4.2% from ¥2,199 million for the three months ended June 30, 2002 to ¥2,106 million for the three months ended June 30, 2003, due to a sluggish demand for AC motors for industrial use . As a result, operating profit decreased 19.5% from ¥41 million for the three months ended June 30, 2002 to ¥33 million for the three months ended June 30, 2003.

Net sales of Nidec (Dalian) Limited decreased 10.1% from ¥7,966 million for the three months ended June 30, 2002 to ¥7,162 million for the three months ended June 30, 2003, due to a decrease in customer demand for fan motors . Operating profit decreased 41.5% from ¥999 million for the three months ended June 30, 2002 to ¥584 million for the three months ended June 30, 2003, due mainly to a decrease in the sales prices of fan motors and DC motors.

Net sales of Nidec Shibaura Corporation increased 3.9% from ¥4,731 million for the three months ended June 30, 2002 to ¥4,913 million for the three months ended June 30, 2003, due to an increase in sales of home electric appliance motors. Operating profit increased 315.6% from ¥58 million for the three months ended June 30, 2002 to ¥241million for the three months ended June 30, 2003 due mainly to an increase in sales of the high margin home electric appliance motors.

Net sales of Nidec Tosok Corporation increased 4.1% from ¥4,583 million for the three months ended June 30, 2002 to ¥4,769 million for the three months ended June 30, 2003, due to an increase in sales of the automobile parts. Operating profit increased 374.6% from ¥55 million for the three months ended June 30, 2002 to ¥261 million for the three months ended June 30, 2003, due mainly to an increase in the automobile parts margin as a result of the successful production shift to Vietnam.

Within the All Others segment, net sales increased 11.2% from ¥24,862 million for the three months ended June 30, 2002 to ¥27,637 million for the three months ended June 30, 2003. Operating profit also increased 5.7% from ¥1,315 million for the three months ended June 30, 2002 to ¥1,389 million for the three months ended June 30, 2003.

Liquidity and Capital Resources

During the three months ended June 30, 2003, our total assets increased by ¥459 million, or 0.2%, to ¥258,391 million. Inventory increased ¥2,790 million or 16.4%, to ¥19,826 million. The increase in inventories reflects the impact of SARS epidemic that compelled product stockpiling in line with customer requests and hoarding of components with relatively long lead time. Cash and cash equivalents and property, plant and equipment decreased ¥1,683 million and ¥675 million, respectively.

During the three months ended June 30, 2003, our total liabilities decreased by ¥4,216 million, or 2.6%, to ¥156,051 million. This decrease was mainly due to decreases in short-term borrowings and long-term debts by ¥3,035million.

During the three months ended June 30, 2003, our working capital deficiency increased by ¥2,510 million to ¥9,352 million. This increase was mainly due to the increase in inventories by ¥2,790 million. We maintain sufficient unused lines of credit amounting to ¥33,799 million from banks. Accordingly, we do not anticipate that we will experience a difficulty meeting cash requirements despite having a negative working capital.

During the three months ended June 30, 2003, total shareholders’ equity increased by ¥4,506 million, or 5.1%, to ¥93,063 million. This increase was mainly due to an increase in retained earnings by ¥3,628 million. The ratio of stockholders’ equity to total assets increased from 34.3% as of March 31, 2003 to 36.0% as of June 30, 2003.

Cash Flows

Net cash provided by operating activities increased ¥1,385 million from ¥4,164 million for the three months ended June 30, 2002 to ¥5,549 million for the three months ended June 30, 2003 due mainly to an increase in the total of net income, depreciation and amortization by ¥3,471 million from ¥4,369 million to ¥7,840 million.

Net cash used in investing activities decreased ¥2,505 million from ¥5,878 million for the three months ended June 30, 2002 to ¥3,373 million for the three months ended June 30, 2003 mainly due to a decrease in additions to property, plant and equipment.

As a result of these factors, net cash flow (the difference between cash generated from operating activities and cash used in investing activities) increased ¥3,890 million from negative ¥1,714 million for the three month ended June 30, 2002 to ¥2,176 million for the three months ended June 30, 2003 mainly due to an increase in net profit and a decrease in investment to tangible fixed assets.

Net cash used in financing activities decreased ¥1,101 million from ¥4,982 million for the three months ended June 30, 2002 to ¥3,881 million for the three months ended June 30, 2003. This decrease was mainly due to a decrease in the repayment of short-term borrowings by ¥2,624 million and no proceeds from issuance of long-term debt for the three months ended June 30, 2003.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands

	2003
			June 30,
	March 31	June 30	2003

		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥33,039	¥31,356	$261,736
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥465 million in March and ¥444 million ($3,706 thousand) in June:
Notes	8,708	8,543	71,311
Accounts	50,780	49,896	416,494
Inventories:
Finished goods	7,077	8,604	71,820
Raw materials	4,528	5,234	43,689
Work in progress	4,336	4,779	39,892
Project in progress	699	845	7,053
Supplies and other	396	364	3,038
Prepaid expenses and other current assets	11,750	12,143	101,361

Total current assets	121,313	121,764	1,016,394

Marketable securities and other securities investments	5,324	5,999	50,075
Investments in and advances to affiliated companies	29,051	29,952	250,017
Property, plant and equipment:
Land	18,490	18,608	155,326
Buildings	47,220	46,947	391,878
Machinery and equipment	83,624	85,867	716,753
Construction in progress	2,425	2,220	18,531

	151,759	153,642	1,282,488
Less - Accumulated depreciation	(61,050)	(63,608)	(530,952)

	90,709	90,034	751,536

Other non-current assets	11,535	10,642	88,831

Total assets	¥257,932	¥258,391	$2,156,853

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands

	2003
			June 30
	March 31	June 30	2003

		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥64,597	¥63,080	$526,544
Current portion of long-term debt	8,951	8,516	71,085
Trade notes and accounts payable	49,276	47,883	399,691
Other current liabilities	10,351	11,637	97,137

Total current liabilities	133,175	131,116	1,094,457

Long-term liabilities:
Long-term debt	16,388	15,305	127,755
Accrued pension and severance costs	10,357	8,574	71,569
Other long-term liabilities	347	1,056	8,815

Total long-term liabilities	27,092	24,935	208,139

Minority interest in consolidated subsidiaries	9,108	9,277	77,437
Commitments and contingencies
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2003; issued and outstanding: 63,574,729 shares in March and 63,628,431 shares in June	26,485	26,535	221,494
Additional paid-in capital	25,817	25,867	215,918
Retained earnings	43,708	47,336	395,125
Accumulated other comprehensive income (loss)	(7,387)	(6,608)	(55,158)
Foreign currency translation adjustments	(5,690)	(5,609)	(46,820)
Unrealized gains on securities	225	886	7,396
Minimum pension liability adjustment	(1,922)	(1,885)	(15,734)
Treasury stock, at cost: 8,648 shares in March and 8,882 shares in June	(66)	(67)	(559)

Total shareholders’ equity	88,557	93,063	776,820

Total liabilities and shareholders’ equity	¥257,932	¥258,391	$2,156,853

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands

		For the three-month period ended June 30		For the three-month period ended June 30,

		2002	2003	2003

	Net sales	¥58,819	¥55,930	$466,861

	Operating expenses:
	Cost of products sold	47,486	43,529	363,347
	Selling, general and administrative expenses	4,870	4,907	40,960
	Research and development expenses	1,726	2,333	19,474

		54,082	50,769	423,781

	Operating income	4,737	5,161	43,080

	Other income (expense):
	Interest and dividend income	131	68	568
	Interest expense	(267)	(203)	(1,695)
	Foreign exchange (loss) gain, net	(3,434)	51	426
	Loss on marketable securities, net	(38)	-	-
	Gain from issuance of investments in affiliated companies	-	25	209
	Other, net	297	293	2,445

		(3,311)	234	1,953

	Income before provision for income taxes	1,426	5,395	45,033
	Provision for income taxes	(226)	(1,090)	(9,098)

	Income before minority interest and equity in earnings of affiliated companies	1,200	4,305	35,935
	Minority interest in income of consolidated subsidiaries	37	304	2,537
	Equity in net income of affiliated companies	(214)	(580)	(4,841)

	Net income	¥1,377	¥4,581	$38,239

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥21.67	¥72.05	$0.60
	－ diluted	¥20.73	¥69.86	$0.58
	Cash dividends	¥10.00	¥15.00	$0.13

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions

	Common stock		Additional paid-in capital	Retained earning	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2003	63,574,729	¥26,485	¥25,817	¥43,708	¥(7,387)	¥(66)	¥88,557
Comprehensive income:
Net income				4,581			4,581
Other comprehensive income (loss):
Foreign currency translation adjustments					81		81
Unrealized gains on securities, net of reclassification adjustment					661		661
Minimum pension liability adjustment					37		37

Total comprehensive income							5,360

Dividends paid				(953)			(953)
Conversion of convertible debt	53,702	50	50				100
Purchase of treasury stock						(1)	(1)

Balance at June 30, 2003	63,628,431	¥26,535	¥25,867	¥47,336	¥(6,608)	¥(67)	¥93,063

	U.S. dollars in thousands

	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2003	$221,077	$215,501	$364,841	$(61,661)	$(551)	$739,207
Comprehensive income:
Net income			38,239			38,239
Other comprehensive income (loss):
Foreign currency translation adjustments				676		676
Unrealized gains on securities, net of reclassification adjustment				5,518		5,518
Minimum pension liability adjustment				309		309

Total comprehensive income						44,742

Dividends paid			(7,955)			(7,955)
Conversion of convertible debt	417	417				834
Purchase of treasury stock					(8)	(8)

Balance at June 30, 2003	$221,494	$215,918	$395,125	$(55,158)	$(559)	$776,820

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended June 30		For the three-month period ended June 30,

	2002	2003	2003

Cash flows from operating activities:
Net income	¥1,377	¥4,581	$38,239
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,992	3,259	27,204
Other than temporary loss on devaluation of marketable securities	15	-	-
Loss on sales and disposal of fixed assets	253	153	1,277
Minority interest in income of consolidated subsidiaries	37	304	2,537
Equity in net income of affiliated companies	(214)	(580)	(4,841)
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(590)	1,133	9,457
Increase in inventories	(1,244)	(2,813)	(23,481)
Increase (decrease) in notes and accounts payable	2,837	(1,577)	(13,164)
Decrease in accrued income taxes	(3,461)	(174)	(1,452)
Other	2,162	1,263	10,543

Net cash provided by operating activities	4,164	5,549	46,319

Cash flows from investing activities:
Additions to property, plant and equipment	(4,956)	(2,785)	(23,247)
Proceeds from sales of property, plant and equipment	57	91	760
Purchases of marketable securities	0	(15)	(125)
Proceeds from sales of marketable securities	91	-	-
Investments in and advances to affiliated companies	(192)	(303)	(2,529)
Payments for additional investments in subsidiaries, net of cash acquired	(243)	(355)	(2,963)
Other	(635)	(6)	(51)

Net cash used in investing activities	(5,878)	(3,373)	(28,155)

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended June 30		For the three-month period ended June 30,

	2002	2003	2003

Cash flows from financing activities:
Decrease in short-term borrowings	(4,134)	(1,510)	(12,604)
Proceeds from issuance of long-term debt	1,165	-	-
Repayments of long-term debt	(1,310)	(1,382)	(11,536)
Dividends paid	(636)	(953)	(7,955)
Other	(67)	(36)	(302)

Net cash used in financing activities	(4,982)	(3,881)	(32,397)

Effect of exchange rate changes on cash and cash equivalents	(2,080)	22	184
Net decrease in cash and cash equivalents	(8,776)	(1,683)	(14,049)
Cash and cash equivalents at beginning of period	38,495	33,039	275,785

Cash and cash equivalents at end of the first quarter	¥29,719	¥31,356	$261,736

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.

Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC CORPORATION (“NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2003 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥119.80= US$1, the approximate current exchange rate at June 30, 2003.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the three-month period ended June 30, 2002, have been made to conform to the presentation used for the three-month period ended June 30, 2003.

Newly adopted accounting standards -

NIDEC follows the disclosure-only provisions of SFAS No. 148 - “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” and has elected to apply APB No. 25 in accounting for its stock-based compensation plans.  No compensation expense is recognized on the grant date, since at that date, the option price equals the market price of the underlying common stock.  See Note 7 for a summary of the pro forma effects on reported net income and net income per share for the three-month period ended June 30, 2003 based on the fair value of options and shares granted as prescribed by SFAS No. 148.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Recent pronouncements -

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are effective for NIDEC on July 1, 2003. NIDEC has completed its evaluation of the impact of FIN 46 and has not identified any variable interest entities which would require consolidation as a result of implementing the new standard.

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No.00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. NIDEC does not expect the adoption of this standard to have a material impact on its results of operations and financial position.

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The adoption of SFAS No. 149 is not expected to have an impact on NIDEC.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15,2003. NIDEC is currently evaluating the impact of adopting this statement.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

2.

Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. On April 1, 2002, NIDEC adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment.

We have completed the annual impairment test for existing goodwill as required by SFAS No. 142. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the three-month period ended June 30, 2003 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2003	¥3,658	$30,534
Acquired during three month period	117	977

Balance as of June 30, 2003	¥3,775	$31,511

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3.

Earnings per share:

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (63,565,182 and 63,583,821 shares for the three-month periods ended June 30, 2002 and 2003, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the periods (67,226,259 and 65,790,385 shares for the three-month periods ended June 30, 2002 and 2003, respectively).

4.

Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended June 30		For the three-month period ended June 30,

	2002	2003	2003

Net revenue	¥20,243	¥23,005	$192,028
Gross profit	¥3,372	¥4,438	$37,045
Net income	¥398	¥1,298	$10,835

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

5.

Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% for the three-month periods ended June 30, 2002 and 2003. Reconciliation of the differences between the statutory tax rate and the estimated effective income tax rate is as follows:

	For the three-month period ended June 30

	2002	2003

Statutory tax rate	42.0%	42.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(107.6)	(26.3)
Tax on undistributed earnings	44.2	6.0
Other	37.3	(1.5)

Estimated effective income tax rate	15.9%	20.2%

The estimated effective tax rate for the three-month period ended June 30, 2003 was higher compared to the estimated effective tax rate for the three-month period ended June 30, 2002.

6.

Transition to defined contribution pension plan in Nidec Tosok Corporation:

On April 1, 2003, NIDEC consolidated subsidiary, Nidec Tosok Corporation, settled the defined benefit plans and adopted the defined contribution pension plans pursuant to the Japanese Welfare Pension Issuance Law. The amount of gain recognized by Nidec Tosok Corporation’s contribution to the plans for the three-month period ended June 30, 2003 was ¥459 million ($3,831 thousand) gain. This gain was recorded in “Other, net” in NIDEC’s consolidated statements of income. Accordingly, this caused the impact by 147 million ($1,227 thousand) gain (after the tax effect and the minority interest) to net income.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7.

Stock-based compensation

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, the number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options are exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price is determined as ¥7,350 ($61.35) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the date of grant.

	Number of options (shares)	Exercise price (per shares)

Granted	2,967 (296,700)	¥7,350	$61.35
Exercised	0 (0)	7,350	61.35
Canceled	12 (1,200)	7,350	61.35

For the three-month period ended June 30, 2003	2,955 (295,500)	7,350	61.35

Contractual life 4 years	2,955 (295,500)	¥7,350	$61.35
Exercisable options (shares): For the three-month period ended June 30, 2003	2,955 (295,500)	¥7,350	$61.35

The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, for the accounting of its stock-based compensation plans. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock is equal to the exercise price. As adopted by SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation”, the Company had elected to continue to use the intrinsic value-based method of accounting described above, and had adopted the disclosure requirements of SFAS No. 123.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The fair value of option was ¥3,499 ($29) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the three-month period ended June 30, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

The following table illustrates the effect of the stock options granted on May 14,2003 on net income and net income per share over their vesting period for the three-month period ended June 30, 2003, if the fair value based method had been applied to.

	Yen in millions (except for per share data)	U.S. dollars in thousands (except for per share data)
	For the three- month period ended June 30,	For the three- month period ended June 30,
	2003	2003
Net income, as reported	¥4,581	$38,239
Deduct:
Stock-based employee compensation cost	(99)	(826)

Pro forma net income	¥4,482	$37,413

Net income per share:
Basic-as reported	¥72.05	$0.60
Basic-pro forma	¥70.49	$0.59

Diluted-as reported	¥69.86	$0.58
Diluted-pro forma	¥68.35	$0.57

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8.

Comprehensive income

NIDEC’s total comprehensive income (loss) for the three-month period ended June 30, 2002 and 2003 was as follows:

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended June 30		For the three-month period ended June 30,

	2002	2003	2003

Net income	¥1,377	¥4,581	$38,239
Other comprehensive income (loss):
Foreign currency translation adjustments	(3,565)	81	676
Unrealized gains on securities, net of reclassification adjustment	23	661	5,518
Minimum pension liability adjustment	-	37	309

	(3,542)	779	6,503

Total comprehensive income	¥(2,165)	¥5,360	$44,742

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9.

Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥148 million ($1,235 thousand) at June 30, 2003. These contingent liabilities primarily relate to NIDEC’s guarantee of affiliated companies’ borrowings from banks. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subconstractor of Nidec Tosok Corporation, totaling ¥120 million ($1,002 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

The Company received a notice from Matsushita Electric Industrial Co., Ltd. (“Matsushita”) claiming that small precision brushless DC motors manufactured by the Company infringe one of Matsushita’s patents relating to neodymium magnets and has not been able to resolve this matter through negotiation. Accordingly, the Company filed a claim with the Japanese Patent Office on November 16, 2001 seeking a declaratory judgment that the patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art. On July 17, 2003, the Japanese Patent Office determined that Matsushita's patent was invalid. If Matsushita is not satisfied with this decision, Matsushita may petition the Tokyo High Court to rescind the decision within one month from the receipt of this decision. It is likely that Matsushita will counter by filing a patent infringement action against the Company with the district court. If the Tokyo High Court were to conclude that the patent was valid and the Company were to lose on appeal in subsequent judicial proceedings, it is possible that the Company’s small precision brushless DC motors may be found to infringe the patent. In that event, Matsushita could demand damages for past infringement as well as a reasonable royalty for a license to continue manufacturing small precision brushless DC motors under the patent, all of which could have an adverse effect on NIDEC’s financial condition and results of operations. However, the Company does not believe that Matsushita’s claim is meritorious and, if a suit is filed, the Company will defend itself vigorously on the ground of non-infringement, invalidity of the patent and inequitable conduct.

NIDEC is subject to other legal proceedings and claims that arise in the ordinary course of business. While it is not possible to predict the ultimate outcome of the matters discussed above, in the opinion of NIDEC’s management, the amount of any ultimate liability with respect to these actions will not materially affect NIDEC’s business, consolidated financial statements or results of operations.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10.

Segment data:

(1)

Enterprise-wide information

The following table provides product information for the three-month period ended June 30, 2002 and 2003:

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended June 30		For the three-month period ended June 30,

	2002	2003	2003
Net sales:
Small precision motors
Hard disc drive spindle motors	¥24,154	¥23,744	$198,197
Other small precision brushless DC motors	6,243	6,321	52,763
Small precision brush DC motors	650	622	5,192
Brushless DC fans	8,258	6,043	50,442

Sub total	39,305	36,730	306,594
Mid-size motors	10,002	8,971	74,883
Machinery	5,248	5,840	48,748
Others	4,264	4,389	36,636

Consolidated total	¥58,819	¥55,930	$466,861

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2)

Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec, or NCJ, Nidec Power Motor Corporation, or NPMC, Nidec Shibaura Corporation, or NSBC and Nidec Tosok Corporation, or NTSC apply Japanese GAAP, Nidec Singapore Pte. Ltd., or NCS applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. or NET applies Thai accounting principles, Nidec Philippines Corporation, or NCF applies Philippine accounting principles, Nidec America Corporation, or NCA applies U.S. GAAP, and Nidec (Dalian) Limited, or NCD applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than NCA, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenue from external customers and other financial informations by operating segment for the three-month period ended June 30, 2002 and 2003:

Business segment
	Yen in millions		U.S. dollars in thousands

	For the three-month period ended June 30		For the three-month period ended June 30,

	2002	2003	2003
Revenue from external customers:
NCJ	¥15,945	¥14,093	$117,638
NCS	13,188	8,544	71,319
NET	4,548	7,178	59,917
NCF	1,157	411	3,431
NCA	2,038	1,046	8,731
NPMC	2,177	2,072	17,295
NCD	3	15	125
NSBC	4,284	4,338	36,210
NTSC	4,418	4,632	38,664
All Others	10,983	13,460	112,354

Total	58,741	55,789	465,684
Others *1	78	141	1,177

Consolidated total	¥58,819	¥55,930	$466,861

   *1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended June 30		For the three-month period ended June 30,

	2002	2003	2003
Revenue from other operating segments:
NCJ	¥17,682	¥13,830	$115,442
NCS	844	1,112	9,282
NET	5,103	4,088	34,124
NCF	5,317	4,816	40,200
NCA	364	344	2,871
NPMC	22	34	284
NCD	7,963	7,147	59,658
NSBC	447	575	4,800
NTSC	165	137	1,144
All Others	13,879	14,177	118,339

Total	51,786	46,260	386,144
Intersegment elimination	(51,786)	(46,260)	(386,114)

Consolidated total	¥0	¥0	$0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended June 30		For the three-month period ended June 30,

	2002	2003	2003
Segment profit or loss:
NCJ	¥935	¥145	$1,210
NCS	603	460	3,840
NET	671	1,891	15,785
NCF	449	258	2,154
NCA	10	22	184
NPMC	41	33	275
NCD	999	584	4,875
NSBC	58	241	2,012
NTSC	55	261	2,179
All Others	1,315	1,389	11,594

Total	5,136	5,284	44,108
U.S. GAAP adjustments to accrue pension and severance costs	92	22	184
Consolidation adjustments mainly related to elimination of intercompany profits	(512)	(35)	(292)
Others *1	21	(110)	(920)

Consolidated total	¥4,737	¥5,161	$43,080

*1 Others mainly include other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

11.

Subsequent events:

NIDEC and Sankyo Seiki Mfg. Co., Ltd. (“Sankyo”) held meetings of their respective boards of directors on August 5, 2003 and resolved that Sankyo will issue new shares of its common stock to NIDEC. As a result, NIDEC will become the largest shareholder of Sankyo.

Sankyo will issue 57,800,000 new shares of its common stock to NIDEC and NIDEC will pay ¥12,484 million to Sankyo on September 30, 2003. As a result, the total outstanding shares of the common stock of Sankyo will be 145,111,591 shares, including 87,311,591 shares currently outstanding, 39.8% of which will be owned by NIDEC. These transactions are subject to the conclusion of due diligence and the execution of a definitive agreement.

Sankyo mainly manufactures and markets audiovisual and home appliance, communication and peripheral.

In March 2003, the FASB issued EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF Issue No. 03-2 provides guidance on when and how to account for arrangements that involve the separation and transfer of the substitutional portion to the government. On April 15, 2003, an affiliated company, Nidec Copal Corporation decided to exempt the obligation for benefits related to future employee service which cover a portion of the governmental welfare pension program, which are pursuant to the Japanese Welfare Pension Insurance Law. NIDEC estimates the amount of the impact at approximately ¥669 million ($5,584 thousand) gain for the year ended March 31, 2004. Actual result may differ from these estimates.